UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

APT SATELLITE HOLDINGS LIMITED

(Registrant’s name)

22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

   Form 20-F   ☒      Form 40-F   ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

   Yes   ☐      No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

NOTICE OF ANNUAL GENERAL MEETING
SIGNATURES

APT SATELLITE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of APT Satellite Holdings Limited (the “Company”) will be held at the Satellite Control Centre of the Company, 22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong on Thursday, 20 May 2004 at 11:00 a.m. for the following purposes:

Ordinary Business

1.	To receive and consider the audited consolidated financial statements and the reports of the Directors and of the auditors for the year ended 31 December 2003.

2.	To elect Directors and to authorise the Board of Directors to fix the Directors’ remuneration.

3.	To appoint the auditors of the Company and to authorise the Board of Directors to fix their remuneration.

Special Business

4.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the total nominal amount of the shares to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, “Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; or

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws to be held.”

5.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph (c) of this resolution) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements or options which may require the exercise of such powers either during or after the Relevant Period, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to:

(i) a Right Issue (as defined in paragraph (d) of this resolution); or

(ii) any exercise of subscription or conversion rights under any warrants of the Company, or any securities which are convertible into shares of the Company, or any share option scheme or similar arrangement for the time being adopted by the Company for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries and/or any eligible grantee pursuant to the scheme of shares or rights to acquire shares in the Company; or

(iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-Laws of the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution, “Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; or

(iii) the expiration of the period within which the next annual general meeting is required by the Bye-Laws of the Company or any other applicable laws to be held; and

(d) for the purpose of this Resolution, “Right Issue” means an offer of shares open for a period fixed by the Directors to shareholders on the register of members of the Company on a fixed record date in proportion to their then holding of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange).”

6.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT the general mandate granted to the Directors of the Company to exercise the powers of the Company to issue, allot and dispose of shares pursuant to Resolution 5 above be and is hereby extended by the addition to the total nominal amount of share capital and any shares which may be issued, allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company which has been purchased by the Company since the granting of such general mandate pursuant to Resolution No. 4 above, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue at the date of this Resolution.”

7.	To consider and, if thought fit, to pass with or without amendments, the following resolution as a special resolution:

“THAT the Bye-Laws of the Company be amended in the following manner:

(a) Bye-Law 1

(i) by inserting the definition of “associate” immediately after the definition of “Act” as follows:

“associate” shall have the meaning attributed to it in the rules of the Designated Stock Exchange;

(ii) by deleting the words “a recognised clearing house within the meaning of Section 2 of the Securities and Futures (Clearing Houses) Ordinance of Hong Kong or” in the definition of “clearing house”;

(b) Bye-Law 76

by re-numbering the existing Bye-Law 76 as Bye-Law 76(1) and immediately after the new Bye-Law 76(1) inserting a new Bye-Law 76(2) as follows:

“Where the Company has knowledge that any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.”;

(c) Bye-Law 88

by deleting the existing Bye-Law 88 in its entirety and substituting therefor a new Bye-Law 88 as follows:

“No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such Notice(s) shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.”;

(d) Bye-Law 103

by deleting the existing Bye-Law 103 in its entirety and substituting therefor a new Bye-Law 103 as follows:

“(1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associate(s) is materially interested, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution) but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving by the Company or any its subsidiaries of any security or indemnity to the Director or his associate(s) in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving by the Company or any of its subsidiaries of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has/have himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement by a Director or his associate(s) to subscribe for shares or debentures or other securities of the Company or any of its subsidiaries to be issued pursuant to any offer or invitation to the members or debenture holders or to the public which does not provide the Director or his associate(s) any privilege not accorded to any other members or debenture holders or to the public;

(iv) any contract or arrangement or proposal concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(vi) any contract, arrangement or proposal concerning any company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and any of his associate(s) are not in aggregate beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived);

(vii) any proposal or arrangement for the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not give the Director, or his associate(s), as such any privilege or advantage not accorded generally to the class of persons to whom such scheme or fund relates; or

(viii) any proposal concerning the adoption, modification or operation of any share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of the employees of the Company or its subsidiaries under which the Director or his associate(s) may benefit.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) has/have an interest of five(5) per cent or more if and so long as (but only if and so long as) he and /or his associate(s) (either directly or indirectly) is/are the holders of or beneficially interested in five(5) per cent or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associate(s) is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director and/or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof and any shares comprised in an authorised unit trust scheme in which the Director and/or his associate(s) is/are interested only as a unit holder.

(3) Where a company in which a Director and/or his associate(s) has/have an interest of five(5) per cent or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.

(5) The Company may by ordinary resolution ratify any transaction not duly authorised by reason of a contravention of this Bye-Law provided that no Director and/or his associate(s) who is /are materially interested in such transaction shall vote upon such ordinary resolution in respect of any shares in the Company in which they are interested.”

By Order of the Board
Lo Kin Hang, Brian Company Secretary
Hong Kong, 22 April 2004

Notes:

(a) A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, the form of proxy must be deposited with the Company’s branch share registrars in Hong Kong, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or other authority, not less than 48 hours before the time appointed for the meeting or adjourned meeting (as the case may be).

(c) The Register of Members of the Company will be closed from Monday, 17 May 2004 to Thursday, 20 May 2004, both days inclusive, during which period no transfers of shares can be registered.

The Directors of the Company as at the date of this notice are as follows:

Executive Directors:

Chen Zhaobin, Tong Xudong and Cui Xinzheng

Non-executive Directors:

Liu Ji Yuan (Chairman), Zhang Hainan (Vice Chairman), Wong Hung Khim, Lim Toon, Wu Zhen Mu, Wu Jinfeng, Lim Shyong, Tay Chek Khoon, Wu Hongju, Yin Yen-liang, Tseng Ta-mon, Chen Chi-chuan (Alternate director to Yin Yen-liang) and Lim Wee Seng (Alternate Director to Lim Shyong)

Independent Non-executive Directors:

Yuen Pak Yiu, Philip and Huan Guocang

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

     Date: April 23, 2004.

APT Satellite Holdings Limited

By	/s/ Chen Zhaobin

Chen Zhaobin Executive Director and President